United States securities and exchange commission logo





                              January 19, 2024

       Leighton Bocking
       Chief Executive Officer
       Atelier Meats Corp.
       666 Burrard Street, Unit 500
       Vancouver British Columbia V6C3P6

                                                        Re: Atelier Meats Corp.
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed January 11,
2024
                                                            File No. 024-12184

       Dear Leighton Bocking:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2024, letter.

       Amendment to Form 1-A filed January 11, 2024

       General

   1. We note your responses to prior comment 1. Please further address the following items:

                                                              Revise your
disclosure to clearly identify who is offering the 2,000,000 resale shares.
                                                            If the company is
offering such shares on behalf of the selling shareholders, as suggested by
disclosure on your cover page and page 22 that "We are offering up to
                                                            10,333,333 of our
common shares," clearly so state. If the selling shareholders are offering such
shares directly to investors and/or through agents (which may include the company),
clearly so state and revise disclosure that suggests otherwise;

                                                              Revise your plan
of distribution section to clarify whether all the resale shares will be sold via the
Dalmore platform;
 Leighton Bocking
Atelier Meats Corp.
January 19, 2024
Page 2
                Revise your disclosure to explain how investors will know if they are purchasing shares from the company (in the primary offering) or from selling shareholders (in the resale offering). If sales of resale shares will occur solely via the Dalmore platform in the pro rata manner currently disclosed, then explain how investors will know when the minimum threshold has been reached and these resale shares have begun to be sold, for instance by your filing a current report and/or by notice on the
              Dalmore platform;

                Revise the disclosure on page 22 that, "the selling shareholders may offer all or part of the shares for resale from time to time," for consistency with the foregoing; and

                Disclosure on the cover page and page 23 that, "The shares will be offered on a best-
              efforts" basis by the Company in Canada. No commission or other compensation will be paid to the Company or its officers, directors or employees in connection with this offering in Canada," suggests that the offering is being conducted on some other basis outside Canada. Please revise as appropriate to clarify whether this disclosure applies to the entire offering, or advise.
2. Your response to prior comment 4 indicates that Dalmore is not acting as placement agent for the offering. However, we note the following apparently inconsistent disclosures;
         please revise accordingly:

                "All Shares shall be sold by Dalmore" (page 2);

                "Dalmore is selling the Shares in this Offering on a best-efforts basis and are not required to sell any specific number or dollar amount of shares offered by this offering circular, but will use its best efforts to sell such shares" (page 7); and

                "Dalmore has agreed to sell shares offered by the selling shareholders on a basis of 1 selling shareholder share for each 1.5 shares offered by the Company" and "After the
              Company has sold $8,000,000 in shares, Dalmore will sell shares on behalf of both the Company and the selling shareholders who desire to sell shares. If more than one selling shareholder desires to sell shares, such shares shall be offered on a pro-rata basis by Dalmore. No commissions will be paid to Dalmore in connection with the sale of the resale shares" (page 22).
Compensation of Directors and Executive Officers, page 53

3. Despite your response to prior comment 3, the compensation table on page 53 has not been revised; rather, the table of related party transactions from page 111 was reproduced
FirstName LastNameLeighton Bocking
       on page 54. Please revise your disclosure to reconcile the apparent inconsistency between
Comapany
       theseNameAtelier   Meats
              two tables and     Corp. the information required by Item 11 of
Form 1-A. In
                             to provide
Januaryaddition,
         19, 2024please
                   Page 2update your currency exchange rate table on page 5. FirstName LastName
 Leighton Bocking
FirstName  LastNameLeighton  Bocking
Atelier Meats Corp.
Comapany
January 19,NameAtelier
            2024       Meats Corp.
January
Page 3 19, 2024 Page 3
FirstName LastName
Exhibits

4. Please file the agreement with Dalmore and an updated auditors' consent with your next amendment.
       Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      J Martin Tate